EXHIBIT 12.3

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

EARNINGS AS DEFINED:

Net Income	$21,904	$18,644	$84,354	$59,886	$72,375	$73,085	$90,582
Income tax expense	11,638	10,243	40,221	31,197	40,404	31,225	37,603
Fixed Charges	16,163	17,864	65,838	70,418	72,815	74,955	84,478
Capitalized Interest (allowance for
borrowed funds used during construction)	(294)	(416)	(2,056)	(1,948)	(1,912)	(3,044)	(9,464)
Total	$49,411	$46,335	$188,357	$159,553	$183,682	$176,221	$203,199

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$16,163	$17,864	$65,838	$70,418	$72,815	$74,955	$84,478

Total	$16,163	$17,864	$65,838	$70,418	$72,815	$74,955	$84,478

RATIO OF EARNINGS TO FIXED
CHARGES	3.06	2.59	2.86	2.27	2.52	2.35	2.41

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed Charges” represents the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.